SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  December 10, 2007

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated December 7, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

 James Sinclair

Date:   December 10, 2007

James E. Sinclair, Chief Executive Officer

Exhibit 1

Corporate Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

     TNX

Tel:  (860) 364-1830

   AMEX:  TRE

Fax:  (860) 364-0673

Vancouver Office:

Suite 404 – 1688 152nd Street

South Surrey, BC  V4A 4N2

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 536-7873

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 536-2529

News Release December 7, 2007

Tanzanian Royalty Announces Changes to Management Structure in Tanzania to Fast Track Exploration at Kigosi

Tanzanian Royalty wishes to announce that it has realigned its management structure in Tanzania to facilitate an aggressive, multi-phased exploration program on its Kigosi Gold Project in 2008.

The Company’s President, John Deane, will now focus his exploration talents exclusively on Kigosi which recently returned the highest grade gold values ever reported from the property. (See November 26, 2007 News Release).

According to Tanzanian Royalty Chairman and CEO, Jim Sinclair, “Deane’s in-depth knowledge of Kigosi and its enormous geological potential made him the only choice as Project Manager.”

“Not only will he bring continuity to this world class exploration project in terms of management and geological decision making, he will maintain his critical role as the Company’s president with oversight responsibilities for the remainder of our mineral assets in Tanzania.”

Coincident with the decision to assign Mr. Deane exclusively to the Kigosi Project, Tanzanian Royalty has appointed Patrick Charles as the Company’s new Exploration Manager for Tanzania commencing January, 2008. Mr. Charles holds an M.Sc. in geology from the University of Paris and has completed a Business Management Course at the University of Stellenbosch in South Africa.

He has over 20 years work experience in the exploration industry in various African countries including the Central African Republic, Mozambique, Namibia, Niger, Burkina Faso, South Africa and Ghana. During 2000 and 2001 he was the Assistant to the Senior Vice President Exploration of Anglo American Corporation, Acquisition Division.

 “I had the opportunity to work with Patrick early on in my career at the Ondundu Gold Deposit in Central Namibia and know him as a hard working, dedicated geologist whose business management skills will bring much needed support to the management of our increasingly busy exploration office in Mwanza, Tanzania,” said Mr. Deane.

“With 154 prospecting licenses in our Tanzanian mineral portfolio - and what will likely be an open-ended exploration budget for Kigosi in 2008 - both Mr.  Deane and Mr. Charles will be working closely over the next few months to ensure a smooth transition,” added Mr. Sinclair.

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 0-50634, for a more information concerning these risks, uncertainties, and other factors.